Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date: March 21, 2002

On March 21, 2002 the advertisement set forth below was distributed and the Charlie Chat television show, a transcript of which is set forth below, first was rebroadcast.

TODAY, 42 MILLION AMERICAN HOMES HAVE LITTLE OR NO REAL ALTERNATIVE TO CABLE FOR LOCAL PROGRAMMING.

TOMORROW, THEY WILL.

[Map of the United States with portions in color]

[Colored box.] TV Households With No Competitive Alternative Today

[Map of the United States entirely in color]

[Colored box.] TV Households With Competitive Alternative After Merger

TOGETHER, ECHOSTAR® AND DIRECTV® WILL BRING LOCAL TV CHANNELS AND AFFORDABLE HIGH-SPEED INTERNET TO EVERYONE IN AMERICA--VIA SATELLITE.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates--it’s called “Local Channels, All Americans.”

How is this possible? With the combined resources of both EchoStar and DIRECTV, we’ll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we’ve got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom--for all Americans.

[ECHOSTAR logo]®	[DIRECTV logo]®

WHAT DOES THE MERGER MEAN FOR YOU IN UTAH?

  UTAH'S MORE THAN 700,000 HOUSEHOLDS will have access to their local TV channels via satellite.
  EVERY UTAH FAMILY will be able to get high-speed Internet service via satellite.

Hughes, HEC Holdings, Inc., GM and EchoStar intend to file materials with the Securities and Exchange Commission, including a proxy or consent solicitation statement/prospectus, which will contain important information regarding the proposed combination of Hughes and EchoStar. A registration statement, including a preliminary draft consent solicitation statement/information statement/prospectus has been filed with the SEC. We urge stockholders to read these documents, which are or will be available for free at the SEC’s website, www.sec.gov and from GM. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above. If any of these risks or uncertainties materialize, our actual results could differ materially from the expectations in these forward-looking statements.

©2002 DIRECTV, Inc. DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner.

©2002 EchoStar Communications Corporation. All rights reserved.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

RETAIL CHARLIE CHAT
March 15, 2002

Introduction
››You have a show? Is that right?
››That’s correct.
››That’s what is says here on the script.
››That’s what it is.
››The amazing thing is, I think we’re ahead of these guys this time. Instead of asking questions we’ve got answers, we’ve got plans.
J. DeFranco	Welcome to the Chat. What can we answer for you today?
C. Ergen	See if our customers want it and if we can get something that’s attractive for our customers, we’ll be in there trying to get it. We’re really proud of the effort that a lot of the [inaudible] retailers made and a lot of our employees.
J. DeFranco	It’s a great offer for the customer, a huge opportunity for you to improve your revenues. Tell them why, or you want me to tell them?
C. Ergen	You can tell them. We’re open to suggestions. If you’ve got things ... anybody who wants to take the time, we’d appreciate it.
››Hello, and welcome to the Charlie Chat, another busy broadcast as we begin our countdown to Team Summit 2002. As always, we’ll take your live calls and your e-mails, so let’s begin. Here’s Charlie Ergen and Jim DeFranco.

C. Ergen	That’s a little risky, but we’re having fun.

J. DeFranco	Hello! Welcome to the Charlie Chat. We’ve got a great show for planned for you today, a lot of things to talk about. Obviously the business is moving very quick. We’ve got some new pricing which also amended some of our promotions, made them better. It’s one of those “you asked for it, you got it” based on feedback we got from the retailers.

In addition to that, we have some announcements on Club Dish, Charlie, on the winners of our sweepstakes. We also have announcements on our incentive trip for this year, so a lot of great things.

I know you’ve been very busy in Washington relating to the merger and one thing or another, you’ve been talking to some of our congressmen and senators, I believe. Maybe you can tell us a little bit about what’s been happening.

CHARLIE CHAT	Page 1

C. Ergen	Well, I’ve talked to a lot of people. Nice that we’re coordinated today. That’s got to be a good sign for this show. But the merger still ... I’m probably spending most of my time on the merger today and obviously a lot of that’s with the regulatory folks, what you read about in the paper mostly is really what happens on Capitol Hill in terms of hearings. I can’t remember, I don’t know if I was here on the last Chat, I must have been at hearings for the Judiciary Committee. Obviously you read a lot. The merger’s going much better than you probably read in the paper in the sense that obviously the facts and the real key to economic analysis of the merger and so forth is done behind the scenes and it’s done by very sophisticated people who are looking at facts as opposed to the political consequences of any kind of merger.

So things are going well there. Again, we still have ... we expect some time late summer before we get final approval of the merger at the earliest. A lot of the things we’ll talk about at Team Summit, one of the big things we’ll talk about there is how the merger affects you guys and the benefits of that and how you might want to make sure that you know where the opportunities are for the merger so that you, as you structure your business going forward, where you make investments in your business and where you focus your business, you know that that’s the place where the merger is going to need help.

Just as an example, obviously we’re going to transition millions and millions of people to a standard platform. That means that installation and service are going to be at a premium, it means we’re going to get incremental customers that we otherwise wouldn’t have gotten because we’ve got high definition television, we’ve got locals in all 210 markets. Because we’re going to get incremental customers, you’re going to want to grow your business because you’re going to get your fair share of those customers if you’re doing a good job in your marketplace. So take a market at Little Rock, Arkansas. Today, if you’re a retailer out there today, if you don’t have local-to-local, with the merger - you won’t have local-to-local without the merger with the merger you do have local-to-local, your business is going to grow because you’re going to be more competitive with caqble. So that’s certainly one of the things we’ll talk about at Team Summit.

But we’re not going to have lots of news on the merger in terms of announcements because most of the things that we’re doing are very private with the regulatory authorities and we’re supposed to have hearings tomorrow on the commerce side. Those hearings were cancelled, so the Washington stuff is winding down in terms of our focus there and most of our focus becomes things that are not public within the, with the regulatory officials. Again, I think people will continue to have questions, there just won’t be answers and we’re certainly not going to talk publicly about the kinds of discussions we have with the regulatory authorities.

J. DeFranco	Is there anything, Charlie, that the retailer should be doing at this point?

CHARLIE CHAT	Page 2
C. Ergen	Yeah, I think if you are a retailer and particularly those of you who are in market, 50 through 210, where you’re not likely to get local-to-local without the merger, so if you’re in a city today that you don’t have local, you certainly should be talking to your senator, your congressman about this merger particularly as spring break starts the end of this week and your senators will be back in their home districts, you should make an appointment and go see them and talk about how the ... whether you believe the merger is beneficial or not. If you think that you want to grow your business with high definition television, if you think you want to grow your business with broadband, these are things that are essential for us to be able to compete with cable.

If you want to continue your business which has matured, I mean our industry is going to be smaller this year than it was last year, it was smaller last year than it was the year before. If you want to be in a mature industry where we’re not growing that rapidly or our growth is actually slowing down and some of you folks already see that in your business today, then you should be against this merger. But for most people, I think, you want an industry to grow and compete. So you should be talking to those folks and if you don’t do anything, then sometimes things don’t happen.

So they want to hear from folks. One of you going in and seeing a senator is a lot more effective than me going in to see a senator because you’re a real constituent, you’re a real voter, so that’s an important thing to do.

On our website, I know that we have the ability for you to go in and write to your senators and congresspeople. That’s an important thing to do and I think you just go to our website. I’m not sure how you get into that particular ... I don’t know what you click on to get into that.

J. DeFranco	“Take Action.” First you go to the website, to www.EchoStarMerger.com and then you go and click on “Take Action.”

C. Ergen	That was kind of hard to see. “Take Action” is up in that righthand corner and then you can draft your own letters and so forth. Those are the important things to do.

J. DeFranco	Okay, so good update. Charlie, before we get into the rest of the meat of the show, I know we’ve got some folks out there that just are on the edge of their chair wondering how the sweepstakes came out for Club Dish.

C. Ergen	I know I am.

CHARLIE CHAT	Page 3
J. DeFranco	You should be! This is pretty exciting! I mean we gave away three great prizes. One is we’ll have our third place winner joining us at Team Summit. To tell you a little bit about it, every Club Dish activation that you get, assuming of course you’re registered as a Club Dish retailer and you’re in good standing and so on and so forth, puts you into a pool and we drew those consumers out of there that were active and then therefore determined who the winners are. So third place won a trip to Team Summit. We’ll see them next month and that’s GMat TV & Appliance out of Green Bay, Wisconsin. Congratulations to you.

The second place winner, actually this is awesome, out of Wichita, Kansas, got a Dish Network van.

C. Ergen	Get out of town!

J. DeFranco	A van.

C. Ergen	A used van, right?

J. DeFranco	Well, no, this would be a new van. We thought about giving away a used van but that was ...

C. Ergen	A new van? And that’s only second prize?

J. DeFranco	So you mean you didn’t know about this, huh?

C. Ergen	No, I ...

J. DeFranco	Well, wait until you hear this one. So the first place ...

C. Ergen	... our stock price is going to go down two bucks.

J. DeFranco	First place winner, I’m happy to day, L&J Sales out of Alabama won $100,000, $100,000 and understand ...

C. Ergen	... Jesus Christ ...

J. DeFranco	Understand we’ve got them on the phone. Maybe we can ...

C. Ergen	A hundred thousand bucks?

J. DeFranco	A hundred thousand dollars.

C. Ergen	Is that legal?

CHARLIE CHAT	Page 4

J. DeFranco	Is John on the phone?

John	Yes.

J. DeFranco	John! Welcome to the Charlie Chat, congratulations. We appreciate your support of Club Dish and tell us a little bit about how you support Club Dish and how do you feel about this?

John	I don’t know how I feel right now, Jim. I’m speechless.

J. DeFranco	A hundred thousand dollars is a lot of money.

John	... I don’t know. Dish Network has been a wonderful company to be with. I’ve been with you about four years now. I transferred from the other guys and it’s the best thing that ever happened to me. It really is. Club Dish came out, I never thought anything like this would happen. I’m speechless. I don’t know what to say. It’s unbelievable! Club Dish Referral Program has worked great for my company. I think that speaks well maybe of us in the sense that we would not get referrals if we weren’t taking care of our customers.

J. DeFranco	That’s right. Let me just ask you a couple quick questions so maybe our other retailers can relate to you a little bit. John, about how many activations do you do a month?

John	Probably around 100 to 150.

J. DeFranco	Okay and is that out of one store location?

John	One store location, yes, sir.

J. DeFranco	Great and just out of curiosity, about how many referrals do you get a month, how many Club Dish?

John	Club Dish referrals, we probably have gotten, oh, ten to 15 per month since it started.

J. DeFranco	That’s great, so about 10% of your activations are referrals. You know, Charlie, I mean we talked about it over and over.

C. Ergen	Imagine if you could grow your business 10%.

CHARLIE CHAT	Page 5

J. DeFranco	That’s right.

C. Ergen	If everybody out there could grow their business 10%, that’s usually the difference between making money and not making money.

John	Absolutely.

C. Ergen	And by the way, you need a tax accountant now. That’s your first call.

John	I believe I do.

C. Ergen	Because you don’t want to pay taxes on that.

John	I’ve watched your show so many times wanting to get on and ask you questions and now I’m on, I have nothing to say, my mind is just blank. [laughter]

C. Ergen	Are you in the Birmingham DMA or are you selling where you don’t have ...

John	Birmingham DMA, yes, sir.

C. Ergen	The local-to-local is helping you as well?

John	Yes, sir.

C. Ergen	Can you imagine what ...

John	That has helped us tremendously, tremendously.

J. DeFranco	Again, thank you very much for all your support, John, and congratulations on being the lucky winner of that $100,000 and we’ll certainly look to hear more from you in the future.

John	Well we’re planning on being here and I appreciate you having me on your show and thanks a million for being there.

CHARLIE CHAT	Page 6

C. Ergen	Well thanks $100,000-worth and hopefully you’ll come to Team Summit, we’ll see you there.

John	God bless you.

J. DeFranco	Okay, take care. Alright, so, John, I mean obviously he ... fundamentals ...

C. Ergen	What’s interesting there I think is that his business is 10% higher than otherwise would be with the referral program and that ... do that across the board, that’s an amazing thing and again it’s probably because he takes care of his customers. The referral program doesn’t do much for you if you’re not taking care of your customers because they won’t support you, but when you do take care of your customers and that’s the kind of retailer that’s going to do the very, very best with the merger because their customers are going to be looking to them for the transition, they’re going to be looking to them for the answers about how this all goes together, the new services that we’re going to have and they’re just going to be in great shape.

C. Ergen	As a matter of fact, we do have ... let’s show a little clip on Club Dish. We have a new Club Dish program that’s rolling right now. Let’s take a look.

Club Dish
Congratulations to the winners of the Club Dish Sweepstakes. Hi, I’m Amy Mackenzie from Dish Update and I’m here to tell you that retailers’ sweepstakes are just one of the great benefits to being a Club Dish retailer. The beauty of this program is that it’s designed to be a cost free referral program to help drive customers to your store. We send the current customers the tools to refer their friends back to your store. It’s easy. When you activate a new customer, you tell them about all the benefits of Club Dish and how to get $60 just for referring Dish Network and your store to their friends. Your customer calls to request Club Dish certificates. They receive two certificates to give to their friends, family or neighbors. They come in to your store and purchase a Dish Network system. Then, they’ll tell two friends and they’ll tell two friends and then they’ll tell two friends and so on and so on and so on. Everybody’s a winner with Club Dish. To take advantage of this great program, just go to the retailer website and click the Club Dish link.

J. DeFranco	Okay, Club Dish. So we will be talking about this at Team Summit. Obviously if you’re not participating, you should be. We actually have, starting February 16th we started a new Club Dish program and also along with that we’re starting a new sweepstakes.

CHARLIE CHAT	Page 7

C. Ergen	I got something here on Club Dish. I don’t know what that is.

J. DeFranco	That’s it. Well, you can open it up while I’m talking and we can take a look at that.

C. Ergen	It looks expensive.

J. DeFranco	So what we have done is obviously we had that sweepstakes last year to get all the retailers excited about Club Dish. We don’t want you to forget about it. We won’t be giving away another $100,000, Charlie, but we will be having a Club Dish retailer join us on our next incentive trip which we’re going to talk about in just a minute.

C. Ergen	So what are these packets? These things we send to the customer or the retailers?

J. DeFranco	That’s what we send to the customer.

C. Ergen	A letter from me. A letter from me - that’s ...

J. DeFranco	How much is that worth?

C. Ergen	Not much. [laughter] Not much, but this is worth $60 because every time they refer somebody they get $60, they get $5 a month credit for 12 months and then they get ... that’s what the current customer gets, right? Plus he’s in Club Dish so he gets a special toll-free number for customer service, there’s a certificate. This is what they give away to their friends, a certificate, nice expensive looking certificate, a very special gift for somebody with all the channels in the back. Or they get more than that, they get two certificates.

J. DeFranco	Yeah, they get two, so they can refer two people.

C. Ergen	Okay and they get whatever else.

CHARLIE CHAT	Page 8

J. DeFranco	And the existing customer also gets some free Pay-per-View coupons, they get a free movers if they should move over the course of while they’re a Club Dish member, so that’s for the ...

C. Ergen	Again, most of Club Dish is suggestions from retailers. As you use it and as you find things that work and find things that don’t work. You know, again, we’re happy to look ... if you can get to me and Jim, we look at our e-mails and we read them and if you can call us or at Team Summit probably the best time is at Team Summit when you get a chance and come up and introduce yourself and give us the suggestions. We all get together after Team Summit as a group, as a company, and we go over a lot of the ideas that we’ve heard and we try to put the best of those ideas and plans in action. Sometimes it may take a few months. You may give us ideas at Team Summit in April, you may not see the actual action plan until August. It takes time to do it and some things we just can’t do because of the way our systems work. But that’s where most of the things come from.

J. DeFranco	Okay, so, Charlie, I mentioned that our top, or actually not our top one, we’re going to do a random drawing similar to what we did with the three winners here so every activation that you do through Club Dish, make sure you’re registered as a Club Dish retailer, that’s important and then every activation that you do, we’ll give you a chance to win a trip to this year’s incentive trip which we will have next year and that is to Cabo, Cabo San Lucas. I haven’t had the opportunity to go there but I understand you been there.

C. Ergen	I just went there and it is a fantastic place with an awful lot of stuff to do from scuba diving to sailing to dune buggy riding, to golf, to the beach and you’ll be happy because they’ve plenty of tequila there and sunsets.

J. DeFranco	Again, it’s very exciting. We’ll ...

C. Ergen	... a little bit easier for people to get to, it’s only a couple of hours from Los Angeles, only a couple of hours from Denver, it’s only an hour and a half from Texas or an hour from Texas, it’s a little bit farther from the East Coast but certainly not as far as Hawaii and again, the accommodations are going to be great.

CHARLIE CHAT	Page 9

J. DeFranco	As always, it’ll be a first class trip.

C. Ergen	It will be, I think it’s going to be a week, I think it’ll six nights, seven days, so it’s going to be a lot of fun and kind of a different place than we’ve been before in terms of some of the activities and we’ll be there probably after, just after the spring break crowd, so we will become our own spring break crowd there. It’s a very popular thing with all the kids and it’ll be a lot of fun.

J. DeFranco	So we’ll share more details with you on future Chats, but we want to remind you and we actually have a new category, Charlie, this is something you brought up a couple of Chats ago, but first let’s go through the winners, how you win this trip. So the top 75 retailers, this is for the calendar year of 2002. We’ll have 12 quarterly random drawing winners, so three a quarter will win and you have to have ... we talked about this before, first quarter a minimum of 100 activations, second quarter 125, then 150 and 175. So as long as you hit that level, you’ll be put in a random drawing with people that have those minimum activations for the quarter. We’ll actually be announcing that potentially on the next Chat or maybe even at Team Summit.

We’ve got random drawings, obviously ten folks, retailers out there that you may have one, 10, 20, activations for the year. You still have a chance for every activation you do, you have a chance to win one of these trips. We’ll give ten of those away and then, Charlie, obviously we’re reinforcing retention, how important retention is, customer retention, providing good service to our ten retailers that have the best retention statistics will also join us. They have to have a minimum of 600 activations and then this is the category you talked about. We have a new category. We’ll have ten winners that join us. This will be a random drawing but you will have had to have been a retailer prior to December 31st, 1998, actually prior to January 1st and in addition to that, have cumulative, cumulative activations of 600 active customers and obviously be in good standing and all of these require, in fact you can go to the retailer website and see all the specific rules, but you must be in the white category, from a retention ...

CHARLIE CHAT	Page 10

C. Ergen	Everything is retention based, it’s just that you have an extra added chance to win if you’re in the highest levels of retention.

J. DeFranco	That’s right.

C. Ergen	And you have no chance if you’re not in the white retention area, so if you’re just out there not taking care of your customers and you’re on average a lot worse than our average customers, then you’re not one of our ... it doesn’t help us, we don’t make money on that, so you see our focus a lot more taking care of customers. Our friend from Alabama who did the team, he’s got a good shot. If he’s doing 100 a month, he’s got about four or five different ways to win in this.

J. DeFranco	And the pace for the top 75 at this point is 590 activations, so that gives you a little frame of reference. So from the first of the year, if you run into being the top 75, that’s about where you need to be. But again, Charlie, the key here and we’ve gotten a lot of good feedback from retailers of having these multiple ways to win because it’s a lot of fun to have retailers join us on these trips when they won from different categories, weren’t necessarily our largest but did a good job, work hard every day and it’s going to be interesting to see the folks that were retailers prior to 1999, the ones that have 600 total, that’ll be fun.

C. Ergen	We probably know all those folks, for sure. Some of the new people I don’t know very well. What else’ve we got?

J. DeFranco	We have Team Summit coming up. We want to talk a little bit about that. Let’s just take a look at this clip.

If your richest relative buys a new house and you have to help take the wheels off of it, if you refer to the fifth grade as my senior year, if you’ve ever taken a beer to a job interview, if you can burp and say your name at the same time, you might be a redneck.

J. DeFranco	Okay, so Jeff’s going to be joining us. He’s a funny guy.

CHARLIE CHAT	Page 11

C. Ergen	A very funny guy.

C. Ergen	He is a funny guy, so we look foward to seeing him in person. We did cut off the registration on the 15th, so Friday was the cut off for Team Summit.

C. Ergen	Well, no, you’ve got to be able to still register. No, no.

J. DeFranco	Well, Charlie, it’s coming up.

C. Ergen	You’ve got to be able to still register, if you ... right? If you’re listening to the show you’ve got to be able to ... you may have to pay more money to go or something, but you’ve got to be able to still register. Right? As long as you have space there, because this is the most important ... If you don’t do ... Again, I can’t say it enough, if you’re serious about the business, if you’re not at Team Summit and you’re calling and complaining about your business, I don’t take a lot of stock in it.

J. DeFranco	That’s a good idea. I think we should get a list of the retailers that are at Team Summit.

C. Ergen	Well, I know, I know, I talk to retailers all the time. I say you’re talking about your business and I say were you at Team Summit? “Well, no, I didn’t have a chance to go,” I was this, that, whatever, I couldn’t go, whatever and they’re complaining ... and we ... probably ten things we went over at Team Summit they’re asking me about that really would have improved their business. So particularly with the changes in the industry, particularly with the merger going on, it’s very important for you to see how new technology like high definition television, broadband are going to affect your business, how the merger is going to affect your business, how things like Club Dish and some of the promotions and advertising things that we’re going to be doing throughout the year are going to affect your business.

It’s very important and you learn a lot more from the other retailers that are there as well about what they’re successful at. It’s important that you come to Team Summit. I would say that if people still want to register this week, they ought to be able to do it. You know, this is EchoStar, we’re not a big

CHARLIE CHAT	Page 12

company, we can register people this week, we just may have to jump through some hoops and get some more rooms, but we ought to be able to do that.

Yeah, okay, they can do it. Oh, good.

J. DeFranco	Okay, so one week only.

C. Ergen	Now what are the dates? I know we ... what are the dates of Team Summit?

J. DeFranco	April 17th to the 21st?

C. Ergen	The 17th is a Wednesday.

Roberta	The 17th is a Wednesday.

C. Ergen	So we’ll have at least ... we know we’re having at least a reception on Wednesday night and registration.

Roberta	We’re having a huge party in the park with the ABC Cable Network Group with Disney. We’re going to MGM Studios, so Wednesday is a very fun night.

C. Ergen	Most of the educational stuff will be Thursday and Friday.

Roberta	Correct. And Saturday.

C. Ergen	Saturday, also educational stuff, it’s also kind of a free day for them to go to the parks if they want to and then Saturday night’s our closing.

Roberta	Correct.

C. Ergen	Right? So Thursday and Friday educational stuff going on, tradeshow, seminars.

Roberta	Twenty-four workshops.

CHARLIE CHAT	Page 13

C. Ergen	Twenty-four different workshops. We’ll have more details, I guess, in the Fax Blaster on the website I guess, we have details.

Roberta	The full details are on the website. Retailers can continue to sign up for their workshops through the 25th of March. We have ... I don’t know if you heard that we have 23 or 24 classes that are up at our ... a good portion of them are different than last year and a good number of them are more advanced level classes because that was feedback that we received from you from past Team Summits, that you needed to have more workshop opportunities, so that will be the case as well.

We’ll have a full tradeshow as we’ve always had in the past, so if you haven’t signed up for Team Summit, I know a lot of you already have and we’re getting close to the dead... close to end here. Please do so. We can extend the deadline, we will work on getting rooms to accommodate you but if you could sign up for your classes by the 25th of March, that would really help out because then we can make sure that everybody has a seat as it’s been difficult sometimes in the last couple of years with popular classes. So sign up.

J. DeFranco	Okay, thank you, Roberta.

C. Ergen	And I know like Saturday night, who do you have ... there’s something like B52s Saturday night.

Roberta	Right, Saturday night closing ceremonies, our party MTV Networks is sponsoring the B52s so we have a concert with the B52s on that night. We have a lot of good entertainment coming, Eric Heathery from Great American Country, he’s an up and coming country star and he’s going to be performing on Friday night.

J. DeFranco	And I heard that Larry King couldn’t wait to talk to you, I heard he was going to come in ...

C. Ergen	Well, I don’t know. I just show up. They give me my schedule when I get there.

CHARLIE CHAT	Page 14

J. DeFranco	Okay, so again, very exciting Team Summit. If you’re serious about your business, make sure you’re there. We will have a lot of support.

C. Ergen	Team Summit, I have something that said “Team Summit questions.” Was there a website for Team Summit questions? I don’t know if they put that up ... there it is.

Roberta	We’ve got an email box at Team Summit @EchoStar.com and those questions are answered every day.

J. DeFranco	Charlie, we’ve got some programming announcements. I know the people in these regions are going to be real excited and that has to do with regional sports, so we actually have some additional areas, some zip codes that we’re adding and this is not us, this isn’t up to us, in fact, why don’t you talk briefly about the regional sports and how that works because I know a lot of times people think that we’re the ones that set the standards for where they get which regional sport and that’s not the case.

C. Ergen	Well, by contract, the regional sports teams, both with us and then with the sports leagues have zip codes that they’re authorized to sell their sports teams in. We don’t control that whatsoever, so you don’t get a choice, but sometimes people live on a border. One side of the street will get one sports team and the other side of the street will get a different sports team because of the zip code. We don’t control that but we just added in Oregon some zip codes that get the added Fox Northwest, I guess, I don’t ... before maybe they weren’t getting any Fox sports or ...

J. DeFranco	They were getting Fox sport Bay area.

C. Ergen	Oh, they were getting San Francisco, so these people live in Oregon and they’re not going to get Oregon State and Oregon teams and they’re getting Fox Northwest so hopefully for the most part unless they’re San Francisco fans, they’re going to be happy, happier. But if they’re San Francisco fans, we don’t control it because now the contracts that Fox has, will get that.

CHARLIE CHAT	Page 15

J. DeFranco	Actually I think they’re adding, they’re actually not going to lose one here.

C. Ergen	Oh, you’re kidding.

J. DeFranco	No, so they’re going to get both, so they should still be happy, at least in this case. Now like you said, there may be other times when that doesn’t happen. Here we’ve got Indiana, those zip codes will be adding Fox Midwest, so they’ll get the Pacers, okay and this also, my understanding is it will become a dual territory. So they won’t lose the service they had, but they will get the Pacers now. So they continue to ... I mean those are, as you said, those are between the sports channels and some of the pro teams and what they can do and can’t do.

C. Ergen	And I guess the biggest question we’re getting about it is the S Network that we don’t have any, do not have any announcement with the S Network, we still continue to negotiate with the S Network. The season obviously hasn’t started yet, the Yankees, but we do not have an agreement with the S Network that we think is fair to our customers and that we can sign, so we continue to negotiate with them, but we don’t know whether we’ll get a deal done with them or not.

Again, I’m not particularly optimistic given that it seems like a pretty ... I think the kind of general things that we thought are fair to our customers, are pretty simple, and are pretty rational and we’re not sure how serious they are about really having us carry the network based on the negotiations that have gone so ... But you never know. It’s still probably ten days away from us having to make a final decision to not carry it. If we can’t negotiate a deal, we’ll certainly continue to look at it. We know people want it, we know it’s important to people in New York so we know it’s important to customers so within reason, we’d certainly like to be able to carry it, but it has to be within reason to do that, so at this point in time nothing’s announced there one way or the other.

J. DeFranco	Okay, Charlie, we had an announcement that went out via Fax Blast, I guess it was about a week or ten days ago, it was after I last ... what was it? March

CHARLIE CHAT	Page 16

8th? After our last Chat and that was a price reduction, for that price reduction in the 301. So what we did was effective March 8th we lowered the price of the 301 system to retailers, so to retailers to $149 and the stand-alone price to, well, it was effective March 11th, the stand-alone price to $99. Now effective the 25th is when the MSRP price will drop, so our suggested retail price. So this gives the retailers an opportunity to go ahead and sell through the inventory they have. Some which control their inventory better and purchase more frequently from their distributors may actually have had a chance to make a few dollars there, but in any event, you have two weeks, you have two weeks to sell through the product before we actually lower the MSRP price in the marketplace on the 25th, so that will happen on the 25th.

Also in addition to that obviously with the price drop we made some changes. I know many of you are aware of this and the relationship between the activation payments we do and the retail price we charge versus the dealer price, so effective on the 25th additionally the AO payment, the additional outlet payment will go back to $40 from $50. We’ve had it at $50 for a while because you were paying a higher price for the hardware. So that’s the story there.

In addition to that on the 25th, equipment reimbursements will also drop, so you can look at the new business rules. You will use the same claim forms. Is that right, Mary? The same claim forms but you will get an adjustment obviously in your reimbursement for those units because you paid less for them, so you’ll get reimbursed less.

And all the details ...

C. Ergen	The bottom line is you have less investment in systems to go out there and run your business and all the economics change kind of accordingly with that.

J. DeFranco	So we have a slate. Let’s put it up. This shows the majority of the changes. You can see that DHP, the primary reimbursement will now be $99 because you’re getting $49.99 from the customer, Club Dish reimbursement is $149,

CHARLIE CHAT	Page 17

the additional $301 reimbursement so for additional receivers is $99, free dish is $99, and in Club Dish is $149. And then the big dish exchange of course is $149 because the MSRP is $149 and your price is $149. And then 1-2-3 Great TV you get $99. That’s for the second receiver. It doesn’t really say that there but, right, they get the money from the consumer for the first receiver, so ... are we going to show more on this?

C. Ergen	We got some changes to the 1-2-3 Great TV.

J. DeFranco	Well right. Actually yeah and this was one of those “you asked for it, you got it,” so actually let’s go ahead and show that slate. So the customer purchases a system for $149, that’s for their first receiver. They get the second receiver free, they get up to AT 153 for three months, so whatever they subscribe to is what they will get for free for three months. In addition to that, the AO fee and the locals where available, they will also get free for three months.

So when you look at this, if the customer subscribes to AT 150, they basically get two receivers installed at no cost to them after their programming rebates. Now again, if they subscribe to AT 100 or AT 50, then that’s a different calculation.

C. Ergen	Well, they just get a little bit less.

J. DeFranco	That’s right, they get a little bit less of a credit, but a great program.

C. Ergen	But 1-2-3, that’s a cash offer. They actually buy the equipment so you’ve really got two systems where DHP, where customers have multiple TV sets and they want in-home service and we lease the equipment or they can own the equipment, like in 1-2-3.

J. DeFranco	That’s right. If they commit to the year programming, they’ll get the three months free.

C. Ergen	If they commit to a year programming and they have to have a credit card? Credit card? Credit card only?

CHARLIE CHAT	Page 18

J. DeFranco	If they don’t have a credit card, they can still get the price on the hardware, they can still get their reduced price on the hardware, they still get the free installation, they still get the second receiver free.

C. Ergen	And if they’re willing to commit to a year and have a credit card and give your Social Security number. No? No, don’t need a Social Security number. Okay, so credit card, commit to a year, then they get the three months free.

J. DeFranco	That’s right.

C. Ergen	So you’ve kind of got ... you’re right, this was a you ask for it, you got it.

J. DeFranco	Well and a big part of it was AT 50. Now you can qualify for 1-2-3 Great TV with AT 50. It used to be AT 100.

C. Ergen	So you can buy two receivers for $149, you can just sign up for AT 50 at $22.99 a month and get three months free or not three months free if you don’t want to commit, right? So there’s something for everybody. You really in terms of the offers in the marketplace with cable, you should be able to compete very, very well with cable. Most cable systems are maybe a month free programming or something like that so you’ve got really some advantages there and you’ve got either ... you’ve got either equipment purchase or a rental lease model like cable, either one of them and you should be very, very competitive.

J. DeFranco	Okay a couple other quick things. Obviously with the price change of the 301, you know that’s kind of our meat and potatoes product, there have been some price changes as well on some of our remanufactured products, so the 39, 4900 and so on and so forth. You can go to the retailer website and see your contact, who you purchased your hardware from, we’ll have the information there. In addition to that another “you asked for it, you got it,” Charlie, and that is that we will have a buyback program. You can look at for the details in the Blast Fax that follows the Chat for 301s and 501s, so this is not an amnesty program but it’s similar to that, so take a look at that.

CHARLIE CHAT	Page 19

C. Ergen	What [inaudible] is that?

J. DeFranco	What’s that?

C. Ergen	What do you mean buyback from?

J. DeFranco	If a retailer has a consumer and this is outside of DHP because it doesn’t apply to DHP. In DHP we have a process where the retailer can get their unit cleansed, as an example, if the customer purchased a unit or they didn’t purchase it, but they signed up for DHP and they charged programming on their Smart Card and didn’t pay it.

C. Ergen	Right, I understand that.

J. DeFranco	So if they defaulted, then the retailer can get that cleaned off to be able to use that hardware again in the first 90 days.

C. Ergen	But now you have a buyback to buy a 301 or a ...

J. DeFranco	And it’s extended to 190 and then after that, when the hardware belongs to us, obviously the hardware belongs to the company, the retailer’s not involved. But in a cash and carry type situation, if for some reason the customer doesn’t live up to their commitment and the retailer goes back and picks that hardware up and there were charges on the unit, they have a choice now, they’ll either be able to pay off those programming charges or they’ll be able to sell the box back to us.

C. Ergen	And I assume we buy it back at a discount.

J. DeFranco	Of course.

C. Ergen	Okay, I just wondered.

J. DeFranco	Just checking.

C. Ergen	We hope we’re not buying it back for ... hopefully it’s a big discount. I don’t know.

CHARLIE CHAT	Page 20

J. DeFranco	It’s, you know, it’s up to the retailers to decide if they want to participate. We’ve done what we can do. That’s all we can do, you know.

Okay, Charlie, we’ve got actually some questions and there was a note in here anyway about StarBand so maybe you can elaborate a little bit. We have StarBand on engineering hold. It’s been that way for a week and maybe you can tell us a little about that.

C. Ergen	Yeah, I’m not sure I’m totally up to speed on it, but it’s on engineering hold, we’ve got some technical and business issues. I hope to have those ... I think we hope to have those resolved by the end of this week. If you have StarBand equipment, you can continue to sell it, but we just haven’t shipped ... we have a shipping hold on the product, the new product for now until we get some issues resolved on a technical and business side, so hopefully we’ll have an answer for you. As soon as we have an answer for you ... I’m going to guess that by Monday of next week we’ll certainly have answers on that. So hopefully we’ll get that back on track and going. But today we’re just not able to ship the product at this point.

J. DeFranco	Okay, Charlie, let’s go ahead and take some questions. We’ve got the number on the screen, if you’d like to call in. I’ve got a couple of e-mails that came in. This is one I know we’ve answered before but it is a mainstream very important question, so, Mary, this one is for you.

This is from Sierra Communications and she says, “Since the customer credit card qualifies to receive three free months of programming, why can’t this be done when building the account? By doing so this leaves the dealer ... by not doing so, this leaves the dealer in a vulnerable position.” In other words what she’s saying is we don’t know when we’re talking to the customer whether their credit card will be valid, right, and maybe you can address that.

Mary	Jim, what we had was a system limitation. Unfortunately, we wanted to be able to offer the hardware portion of this promotion so that you could offer

CHARLIE CHAT	Page 21

your customer two receivers for the price of one. And our system is set up either you have to put the credit card in all the time or none of the time and so we split it so that you can always offer the hardware promotion but if the customer wants to have the programming credits, they need to make sure that their credit card is valid and nothing will stop you if you have, if you take credit cards in your business from running that credit card for a dollar and making sure it’s valid the day of the activation.

J. DeFranco	Okay.

C. Ergen	So that’s what they have to do? They have to run their own ... the way to do it is to run your own credit card?

Mary	It’s only being run for a dollar, Charlie, so most people know if their credit card’s valid for a dollar.

C. Ergen	Understand. But that’s what they have to do, check the ID, check the customer and make sure it’s the same person, run it for a dollar, then you’re safe or should be safe unless the guy only has $2 of credit.

J. DeFranco	This next one is from DishWorks from Darrell, Darrell says and this is another one relating to promotions or the processing of promotions. It says when there is a problem with the retailer website claim forms (and this has to do with credit scoring) could you please post a note on the site that says so. So I think we certainly have learned a lot over the course since we started credit scoring. Maybe you can address what we do and how they can see that there.

Mary	Okay, typically what happens is you will see ... we’ve had some unprecedented outages with our credit card companies which is unbelievable because they are typically up 99.9% of the time. And we did have a couple of outages that we were not ready for. We are ready now. We understand that they can go down and you will start getting messages that say “try again” and when you get the message that says “try again” that’s when you know that our system is down.

CHARLIE CHAT	Page 22

At this point I’ve met with the companies and they have assured me that they are over the hump in terms of these outages. And while we’re prepared now, we don’t anticipate further outages at this point.

C. Ergen	So we’re actually doing what the retailer asked, right, which is try again, so you’ll know we’re down. Okay.

J. DeFranco	Okay, we’ve got Jim out there. Jim, are you there?

Jim	Yes, I’m here.

J. DeFranco	Welcome to the Charlie Chat. What can we answer for you today?

Jim	I have a question. I’m a new retailer, I’ve been in business for just a couple of weeks. I ordered up 20 systems and also ten stand-alone systems to save on shipping and after the 25th with my left over inventory, I obviously will have, being new I don’t have a customer base, I stand to lose about anywhere from $500 to $1,000 on the price reduction. Is there anything that Dish Network can do for me there or what’s the plan?

J. DeFranco	Jim, no, we don’t ... the reason we have a delay between the time we lower the price to the retailer and the time that we lower the price to the marketplace, the suggested retail price, and two weeks, you know actually I’m sorry you got yourself in that situation. I don’t know who you purchased your hardware from. Certainly you can contact them but, no, we don’t normally do that because in our pricing policies and the way we administer the things, we make those price changes in such a way that we wouldn’t have to do price protection and that you should be able to sell through that product expeditiously before the ... you might want to have a sale, you know, have a little sale and create some excitement, some enthusiasm for the folks in your area and then in the future I guess I would recommend that while I think the pallet quantities you save $4 if you’re purchasing from Ecosphere, you know really we suggest that you buy hardware as you need it, a week to ten days’ worth of inventory should be sufficient.

CHARLIE CHAT	Page 23

C. Ergen	I think the big thing is that we stock a lot of inventory here and I think for the last, boy, last couple of years, I can’t remember being out of our basic product and we just recommend that retailers stock what they need for a week or ten days and not get in a situation and that’s just kind of ... We spend a lot of money to stock the inventory here so you don’t have to stock it in your particular location. But it does happen occasionally. I understand what this retailer’s saying, it does happen occasionally but we’ve got to look at the broader basis that we have and try to do something on a fair basis. Okay?

J. DeFranco	Right and of course price changes don’t happen too often either.

C. Ergen	That’s true and not likely to happen now for a long time.

J. DeFranco	Okay, this next question comes from Frank at North Country Satellite. This is a good one. He says, “When a customer calls Dish Network with a problem of any kind, why are the CSRs telling them that they will send out a service tech at X amount per hour? They must have the name of the dealer that sold the system on record at Dish Network and why can’t they forward that compliant to the installing dealer?"

I know what you’re thinking - why didn’t the customer call the dealer himself. And after 20 plus years in business we all know that some customers are .... he says they’re not that bright but I don’t think I’d say that, but in any event and they’re going to call the number they first see which is the 800 number. This is a great question, Charlie. I mean I spent two full days at our customer service center this past week and I actually did experience, I mean I have to say on behalf of the agents as well as the retailers, the majority of the calls, the lion’s share of the calls were all very good. In other words, the calls I was listening to were outbound calls. We check with the consumers on a five to seven day timeframe to make sure that they understand the product.

C. Ergen	Once they’ve got a new system, yeah.

J. DeFranco	Yeah, new activation, and I mean many, many, many calls the customer, they were happy with the install, they were happy with everything that

CHARLIE CHAT	Page 24

happened, they understood how to use it, the retailer showed them, they were comfortable with the product. Then there’s that odd call that you get where it took 40 minutes because the customer wasn’t satisfied and the installer ran out of the house after they got it working and didn’t show them how to use it, they actually ... their neighbor had to show them how to use it and the installation wasn’t done to specifications.

So I think what’s important here, first of all to address Frank’s question is believe it or not, the CSRs don’t easily have access to who the retailer was that initially installed that system. That’s number one. Number two is if they’re able to go through multiple systems to get to it and they only do that in a severe case where the customer really has got serious problems, even then the phone number isn’t there.

So the best thing you can do for your customers is to ... we talked about it on shows previous, Charlie, get a magnet, a refrigerator magnet, a phone stickers, a sticker to put on the side of the receiver that has your information on it and reinforce ... first of all, do everything right upfront, right? install it properly, make sure it works, show the customer how to use it, keep track of who you’re ... the type of job that your installers are doing, right? You do some welcome calls to the customers after 24, 48 hours, make sure that they’re happy with the install, that they understand how to use it. Now we know that that doesn’t solve everything, right, and occasionally a customer will have a problem, but it is not our intent to be sending ...

C. Ergen	We can’t do it as cheap as you can. We would lose money sending somebody out on a service call for $59, so we would prefer not to, but we certainly want the customer to be taken care of in any circumstance. A DHP customer obviously we’re obligated on in-home service for ... that’s a little different customer but the main thing and we talked about it many, many times is to make sure that you leave with the customer anything from cards to magnets to labels on the set top box, they know where to call if they’ve got a problem. Which is not us.

J. DeFranco	Alright, so this next one is from James from Reynold, looks like Indiana, James Staples. “Love your products. Has there been any solutions to Dish Player?” So the software on Dish Player. That’s the question.

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C. Ergen	I can speak to that one a little bit because I have a Dish Player at home and trying to watch all the NCAA Basketball games and record them all and ... the software has got some bugs in it from Microsoft. Microsoft has indicated they’re going to fix the problems. They’ve been indicating that for a long, long time. Very disappointed, I’m personally very disappointed in Microsoft and their ability to solve some of the problems. I probably at least once a day I’m having to unplug my unit and plug it back in or reset it to get the software back up and then sometimes it’ll go out if you watch it a lot, it’ll go out while you’re watching it and you’ve got to reset it and all to get it to work, so it’s very disappointing. I don’t know what the ... I know we have software in test from Microsoft.

Male	Right, the good news is there is some fresh software in test and it is under evaluation right now. So hopefully with positive results from that, we’ll be able to get that released and have some of ... many of the issues that are currently out there resolved.

C. Ergen	I think the key is release it as soon as we get through test and make sure that it doesn’t create other problems which has been the typical problem. They’ve solved some bugs and then other ones are generated.

So we’ve got it in test. A lot of it was caused by all the local channels that we did on January 1st. That’s really where the problems cropped up, so we’ve been January, February, half of March now where they haven’t fixed the problems.

As soon as we get the testing, there’s no problems in the testing, then we can release it. If there’s problems in the testing, which are likely, we have to go back to them again to fix those problems and then retest it, so I don’t ... you don’t have even an estimated time when we’re going to ...?

Male	No, I don’t have an estimate right now. It went into test recently so it has to go through that entire process and it’s a painstaking process because like Charlie mentioned, you’ve got to make sure that while you’re fixing something you don’t break something as well.

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C. Ergen	We don’t have old codes now because it doesn’t do all the new local channels that we have. Normally in the past when we were having serious problems, we just download an ML code. In this case we can’t do that because this won’t work with all the local channels we added in January.

So I guess a couple of things. One is typically you can make your Dish Player work even though it’s a hassle and second, we will at some point in time and hopefully it’s in the next week or two, have software that actually fixes the problem. At least Microsoft is committed to that. We don’t write the code, we don’t have the source code, so we can’t fix it ourself. We have to have them do it. They contractually are supposed to do it. You know, we are in litigation with them on a number of issues with Dish Player. We’re doing all we can but that’s very frustrating because it’s not the level of customer service that we like to have.

J. DeFranco	Okay, this next question comes from Mark Williams out of Cleveland, Tennessee. And he’s asking (I don’t know how long Mark’s been a retailer) but he says, “Why is it that when a customer has an equipment problem, namely a receiver problem and swaps it that we get charged back?"

Obviously that’s not the way the system works. Mary, do you want to ... there is a way to do an exchange properly and it doesn’t cause that problem, but maybe you can address that real quick.

C. Ergen	I think the answer is if you follow the rules, you don’t get charged back and if you do get charged back and you follow the rules, then we will correct our mistake.

J. DeFranco	That’s right.

C. Ergen	You could, if you don’t follow the rules, you could get charged back, but this is about the tenth time on Charlie Chats we’ve gone over it and we’ll go over it another time because sometimes we get new retailers that don’t understand the rules.

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Mary	Right and what I don’t understand is whether this retailer’s buying from a distributor or not. He doesn’t indicate there, does he?

J. DeFranco	He didn’t say.

C. Ergen	We’ll call the retailer after the show so we make sure ...

Mary	But if you are buying from a distributor, it’s imperative that if you exchange directly with Dish Network that you use those as swap-outs on future accounts. Those units are not tied to you because you’re not a commissionable retailer directly through us, so if you’re taking a receiver that you get from service and putting it on an account, that is going ... you are causing your own charge-backs. So please, if you’re confused about that, contact your distributor and talk to them about it.

C. Ergen	Well we’ll call the ...

J. DeFranco	I’ve got Mark’s dealer number, so we can contact ...

C. Ergen	He’s from Tennessee, so we’ve got to take care of him. He’s from Cleveland, so we’ll take care of him.

J. DeFranco	We’ll go especially out of our way to take care of ...

C. Ergen	So we’ll call Mark after the show to make sure we got it right, or if we made a mistake, we’ll make sure we correct it.

Mary	If you’re a direct dealer, then the only thing I need to tell you is make sure you don’t shut off the account because if your customer shuts off the account because they’re concerned about charges for a day or so, that will cause a charge-back as well. So please encourage your customers to leave their account active and then you do the swap-out when the new receiver’s put on the account.

J. DeFranco	Okay and obviously if the customer was under some type of service agreement, the CSR wouldn’t allow him to shut if off anyway.

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Mary	Right.

J. DeFranco	We’ve got another caller. Carl, are you there?

Carl	Yes, I’m here.

J. DeFranco	Welcome to the Charlie Chat, what can we answer for you today?

Carl	Yes, I’ve got a question about the 501 upgrade. The current customers that use a different retailer to become Dish Network customers with the 301s and then they want the 501 upgrade. If they chose to use a different retailer, the way the business rules are set up, they cannot do so unless they go directly through Dish Network and I was wondering why.

C. Ergen	Good question. Mary’s going to have that one too. I think I understand the question. A customer buys a 301 from dealer X, then he buys a 501 from retailer Y or tries to.

Mary	He tries to. And the reason we prohibited that is because it will cause a charge-back. If you think about it, the first retailer has his equipment on the account, customer may or may not have a commitment but then when another retailer’s equipment goes on, then it’s not exchange eligible and it will cause that first retailer to get a charge-back and the second retailer will get an additional outlet payment. That is a problem with this and so please do not try to upgrade customers if they are not your customers to begin with. You will cause, you will not get paid on the 501 upgrade and you will cause the first retailer to get charged back.

C. Ergen	So it’s a system limitation and it’s to protect you guys is the reason we have it. Okay.

J. DeFranco	This question is from Dennis and this has to do with programming and it says “CSRs are telling us” (and I don’t know if this in retail services or at our customer service centers), “are telling us that if you do not qualify for PBS

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in your area, that waiver requests, either electronically or written, from PBS stations in your area will be allowed. This means the individual’s not give the right watch PBS. I think there’s some confusion here. It probably has to do with ...

C. Ergen	Well where we have the 36 stations where we have local/local, we only offer ... before we had local/local, we offered PBS nationwide, PBS all over. Now that we have 36 cities local/local and with the must-carry law, because we carry PBS now on our main satellite in the local area, so we carry your local PBS in those 36 markets, we only authorize the local PBS. If you live in a market outside of where we do local/locals, then I believe PBS is giving waivers for the nation channel, but you do have to get a waiver. That’s the only way it works. So if you live in Little Rock, Arkansas, today you would be able to get nationwide PBS, I think. And if you live in Denver, Colorado, you only get the Denver PBS. There’s probably some exceptions to that, but generally that’s how it works.

J. DeFranco	This next one is from Satellites by Bob and he says “why do I have order separate Dish 500s for the Dish 500 upgrades? I always have several antennas laying around for various reasons. After all Charlie says we can mix and match but I’m not paid unless I include the UPC label with my claim submission.”

And the reason is pretty simple, and that is we want to make sure the customer number one is upgraded to a Dish 500. That’s one way that we verify that. You still can use your Dish 500 antennas for a new activation, so in other words there’s no reason why you can’t buy a stand alone at the new pricing for $99, use your Dish now, and be your twin, and put them in for a new customer. It’s the same thing as if you bought the system at $149. But when it comes to Dish 500 upgrades, we do want you to buy the upgrade kits because we want to make sure that those are done properly and that’s one of the mechanisms for ...

C. Ergen	The simple answer is you can upgrade, use the Dish 500 upgrade kit to ensure you get paid. If you’re getting a new install, you can mix and match. Right?

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J. DeFranco	Right.

C. Ergen	New install, mix and match.

J. DeFranco	That’s right. Okay, got another caller. Gabriel, are you there?

Gabriel	Hi, how you doing today?

J. DeFranco	Good. Welcome to the Chat. What can we answer for you?

Gabriel	EchoStar VII is in orbit. Should we see any change in technology in Puerto Rico in order to be able to use smaller dish?

C. Ergen	That’s a possibility. EchoStar VII again should be operational by the first of May and it will double the power at the 110 location, so in theory, again we don’t have the patterns yet and you don’t know until you move your satellite around, you probably will see an increase level signal from the ... excuse me, we’re going to the 119 location ... We’re going to the 119 degree location, so Echo VII is the 119 degree location. I think we’re already at high power there, I don’t know what the highest power is there, so I don’t know what it does for Puerto Rico. We’re in the patterns today ... Puerto Rico is not what it was designed for. In Alaska and Hawaii, it was designed for, not Puerto Rico. Probably, because it’s a newer satellite and has some increased power, probably on the margin has better signal.

EchoStar VII which launches this summer at the 110 location will actually double the power to 110 locations. Again, it’s not designed for Puerto Rico specifically, but I would imagine that that will increase our service there in Puerto Rico. We don’t like to talk about it too much, because we’re not really actively in Puerto Rico because we don’t want people complaining about the signal in Puerto Rico because we just haven’t designed anything for that.

Ultimately as we get these satellite together, particularly with the merger, as we move the satellites and the programming around, I think you could have a logical extension of that, that Puerto Rico will be an area that we will be able to service much, much better than we do today. Gosh, we’ll go back and

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look at what it looks like in Puerto Rico. My gut feel is that Echo VII will not make a big difference in Puerto Rico. Echo VIII probably will make a difference in Puerto Rico as it launches this summer.

J. DeFranco	Okay, Echo VIII this summer. Another one ... this is another good question, Mary. It seems like we’ve got a lot of questions. This one ... today, for some reason, we have a lot of questions about how payments are made and so on and so forth. Got two of them here. One is why can’t retail services set up a way for e-mails to be sent to us about customers that are about to disconnect so that we know in advance if we’re going to have a charge back and maybe we can something to service that customer and make sure they stay on the service.

Mary	Let’s see now. We’ve heard this many times and this is something we are looking at and we are building in a commission system. That’s truly a system limitation. We do not have the ability at this point because the way our commission system works, is it takes the data from our billing system and from Oracle, our accounting system, puts it all together and then tells us who to pay and who to charge back. Our billing system does not say who the retailer of record is so we don’t have access to that data usually and it takes us a week to get the commission run out, so it would take even longer probably to give you a disconnect report and then it’s only 15 days that they’re in soft disconnect, so by the time you got to most of these customers, most of them would have already re-connected and paid their bills because most people that go into soft disconnect do re-connect right away.

C. Ergen	And we do ... well for a lot of things. One, we probably have tens of thousands everyday that get late, for whatever reason, on their bill; 99% of those people pay their bill before they’re actually disconnected. To go through that many people and contact them would be not an economic answer to do it, number one. And number two is we do an awful lot of things to save the customer at our expense that you don’t have to worry about. And third, most of our programs where you have a commitment or credit card or credit check, then you’re picking the right customers. Because you’re at the customer’s house, you see the customer, you see his house, you see the way... you see what’s going on. You have the best choice of decision

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making process up front on whether you sell a customer in the first place. And credit card auto pay ... get them on credit card auto pay, and you’re not going to have a lot of disconnects. You have a lot of things at your disposal. We have a system limitation. It’s not likely any time in the near term, we’ve looked at a lot of ways and put a lot of effort into being able to do this. It is not likely that we’re going to be able to give you information on somebody who’s going to go into disconnect mode prior to it happening.

J. DeFranco	Okay, Charlie, let’s take this one question here and then we’re going to take one more call. This again is about payment, it says, “If a customer chooses to purchase a second receiver from a retailer other than the original retailer, who receives the activation payment on the second receiver and will the dealer who sold the primary receiver... is it the guy who sold the primary, or the one who sold the secondary?

I’ll answer, and we’ll save a little time. It’s the person who sold the secondary receiver because that receiver is on record with that retailer. They would get the AO payment for $40.

C. Ergen	The primary, the person who sold the primary receiver would get the ...

J. DeFranco	No. If the second receiver is added, the customer starts with one receiver, for some reason ...

C. Ergen	From Dealer X?

J. DeFranco	... from dealer X, then dealer X gets taken care of on those payments, and dealer X would get the residual. But dealer Y for some reason the customer calls dealer Y, maybe dealer X didn’t provide good service, maybe dealer X has moved or something and adds a receiver from dealer Y, dealer Y would get the AO fee of $40 and it would not affect the initial payments that were made to dealer X or the residual.

So the system works good. The fact that we’re getting these kind of questions, we must have some new retailers and I think maybe what we should do on the retailer website have, or maybe we already have, some basics.

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C. Ergen	You confused me. The other question earlier was about an upgrade to a 501 ...

J. DeFranco	That’s good, because ... an exchange. That’s different.

Mary	If they just add the 501, he would have gotten ...

C. Ergen	If you just add a 501 as opposed to taking the main unit out, as long as the primary unit stays in there, you’re fine as a retailer. As long as the primary unit stays in there.

Mary	That’s not a 501 upgrade, though, Charlie. That’s an exchange.

C. Ergen	He takes the primary receiver out, then it’s a problem. I understand.

J. DeFranco	Alright. Okay, so, Charlie ...

C. Ergen	Did you say we had one more call?

J. DeFranco	Actually, Charlie, he didn’t have patience, so he’s not there right now.

C. Ergen	Well, you’ve got to be patient with Charlie Chat.

J. DeFranco	Or maybe we answered his question. But, any closing comments?

C. Ergen	No, I think... well, we have a Consumer Chat coming up on April 8. We’ll have our next Retail Chat is April 9. And then after that we’ll be off to Team Summit and again I think we’ve given you all the tools to be able to be successful in the marketplace. We’re certainly interested in feedback and continue to get feedback on what works and what doesn’t work and hopefully you’re all planning on being at Team Summit so we can really make a difference. There’s a lot going on and we continue to try to build the system.

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J. DeFranco	Okay, so thanks for joining us and we’ll see you on the next Chat or at Team Summit.

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